Statement regarding Computation of Per Share Earnings               EXHIBIT 11.1
(in thousands, except per share data)


                                         Nine months ended September 30
                                              1997            1996
                                             ------          ------
           PRIMARY

Net income (Note 3)                          $3,449          $2,002
                                             ======          ======
Weighted average shares outstanding           6,526           6,509
Primary EPS                                  $  .53          $  .31
                                             ======          ======

        FULLY DILUTED

Net income (Note 3)                          $3,449          $2,002
                                             ======          ======
Weighted average shares outstanding           6,540           6,488
Fully diluted EPS                            $  .53          $  .31
                                             ======          ======

The treasury stock method was used in the calculation of the average shares outstanding for EPS. The denominator includes the shares outstanding during the year plus the number of shares from assumed exercise of all vested outstanding stock options less the number of treasury shares that would be repurchased from the proceeds of such exercise. For primary EPS, the average stock price for the year is used; in the calculation for fully diluted EPS, the quarter end stock price is used. For the periods presented, the number of shares issued in the initial public offering are also included in the denominator as though the shares had been outstanding since the beginning of each year, in accordance with Regulation S-X, Article 11.